September 27, 2017

VIA EDGAR SUBMISSION

Ms. Stephanie L. Sullivan

Senior Technical and Policy Advisor

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.; mail stop 4561

Washington, D.C. 20549

U.S.A.

Re:	Banco Santander, S.A.
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed March 31, 2017
Form 6-K Filed August 1, 2017
File No. 001-12518

Dear Ms. Sullivan:

On behalf of Banco Santander, S.A. (“Santander” or the “Bank”), I hereby submit Santander’s responses to the comments of the staff of the Office of Financial Services of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 18, 2017 in connection with the above referenced Annual Report on Form 20-F (the “20-F”) and Form 6-K (the “6-K”) of Santander.

I set forth below our responses to each of the Staff’s comments, indicating each comment in boldface text with our response below.

****************************

Form 20-F for the Fiscal Year Ended December 31, 2016

Item 4.B. Business Overview, page 39

1.

We note you frequently disclose changes in financial metrics excluding the exchange rate impact on a geographic basis, regional basis, segment basis, and occasionally on a consolidated basis. Please respond to the following to help us better understand how the calculations are performed for this disclosure:

• Tell us in detail how you calculate the changes in financial metrics excluding the exchange rate impact.

Response

We respectfully inform the Staff that variances excluding the exchange rate impact are calculated by translating the components of the financial metrics to our Euro presentation currency using the same foreign currency exchange rate for both periods presented. We will include this additional explanation in future filings.

•

Provide us the supporting quantitative details for financial metrics disclosed in the 5th paragraph for Brazil on page 44 and the 4th paragraph for Mexico on page 45 (e.g. profit attributable to the Parent, total income, etc.) including and excluding the exchange rate impact and provide any supporting commentary needed to fully understand the source of the amounts and the basis for the calculations.

Response

We acknowledge the Staff´s comment and provide the following supporting quantitative details for the financial metrics disclosed in the 5th paragraph for Brazil on page 44 and in the 4th paragraph for Mexico on page 45:

Brazil Financial Information (in millions of Euros)	2016 (current euros) (1)	2015 (current euros) (2)	Variance in euros (3)	Variance in % (4)	2015 (constant euros) (5)	Variance excluding Fx impact (6)	Variance in % excluding Fx impact (7)
Profit attributable to the Parent Bank	1,786	1,632	154	10%	1,552	234	15%
Total income	11,321	11,140	180	2%	10,600	721	7%
Interest income/(charges)	8,062	8,320	(258)	(3)%	7,916	146	2%
Mexico Financial Information in millions of Euros
Profit attributable to the Parent Bank	629	629	—	—	535	94	18%
Total income	3,203	3,317	(114)	(3)%	2,823	380	13%

(1)	2016 financial information as reported, reflecting translation from local currency to Euros using the 2016 monthly average foreign exchange rate.
(2)	2015 financial information as reported, reflecting translation from local currency to Euros using the 2015 monthly average foreign exchange rate.
(3)	Represents the variance between the 2016 amount included in (1) and 2015 amount included in (2).
(4)	Represents the variance in Euro amount included in (3) divided by the amount included in (2).
(5)

2015 financial information as adjusted, reflecting translation from local currency to Euros using the 2016 monthly average foreign exchange rate (3.831 for the Brazilian Real and 20.637 for the Mexican Peso) for the purpose of disclosing variances excluding the foreign exchange rate impact.

(6)	Represents the variance between the 2016 amount included in (1) and the 2015 amount included in (5).
(7)	Represents the variance in Euro amount included in (6) divided by the amount included in (5).
•

Provide us the supporting quantitative details for the calculation of the profit attributable to the Parent bank from Latin America, excluding the exchange rate impact, which is disclosed on page 44. Please ensure your response clearly indicates whether certain countries are excluded from this calculation.

Response

We acknowledge the Staff´s comment and provide the following supporting quantitative details for the calculation of the profit attributable to the Parent bank from Latin America excluding the exchange rate impact.

Latin America (1) (in millions of Euros)	2016 (current euros) (2)	2015 (constant euros) (3)	Variance excluding Fx impact (4)	Variance in % excluding Fx impact (5)
Profit attributable to the Parent Bank	3,386	2,856	530	19%
Total income	18,764	17,034	1,731	10%
Administrative expenses and depreciation and amortization	7,692	7,112	580	8%

(1)	Includes all Latin America countries where Santander operates. There are no Latin American countries contributing to the profit attributable to the Parent Bank excluded from this calculation.
(2)	2016 financial information as reported, reflecting translation from the various local currencies of the countries making up Latin America to Euros using the 2016 monthly average foreign exchange rate.
(3)

2015 financial information as adjusted, reflecting translation from the various local currencies of the countries making up Latin America to Euros using the 2016 monthly average foreign exchange rate for the purpose of disclosing variances excluding the foreign exchange rate impact.

(4)	Represents the variance between the 2016 amount included in (2) and the 2015 amount included in (3).
(5)	Represents the variance in Euro amount included in (4) divided by the amount included in (3).
•

Provide us the supporting quantitative details for the calculation of Global Transaction Banking profit attributable to the Parent, excluding the exchange rate impact, disclosed on page 48. As part of your response, please tell us all the countries that contribute to this unit, and indicate if any countries are excluded from the calculation.

Response

We acknowledge the Staff´s comment and provide the following supporting quantitative details for the calculation of Global Transaction Banking (“GTB”) profit attributable to the Parent excluding the exchange rate impact. To better explain GTB we inform the Staff that GTB is one of the 3 major areas of Global Corporate Banking, which includes cash management, trade finance and basic financing and custody (refer to page 49 of our 2016 Annual Report on Form 20-F).  In addition, we inform the Staff that there are no countries contributing to GTB excluded from this calculation.

Geographic segment contributing to GTB profit attributable to the Parent (in millions of Euros)	2015 (constant euros) (1)
Continental Europe (2)	690
United Kingdom	69
Latin America (3)	851
United States	61
Total	1,671

GTB profit attributable to the Parent (in millions of Euros)	2016 (current euros) (4)	2015 (constant euros) (1)	Variance excluding Fx impact (5)	Variance in % excluding Fx impact (6)
Total	1,885	1,671	214	13%

(1)

2015 financial information as adjusted, reflecting translation from the various local currencies of the countries contributing to GTB to Euros using the 2016 monthly average foreign exchange rate for the purpose of disclosing variances excluding the foreign exchange rate impact.

(2)	Countries included in Continental Europe contributing to GTB include Spain, Portugal, Poland, Germany, Italy and France.
(3)	Countries included in Latin America contributing to GTB include Argentina, Brazil, Chile, Colombia, Mexico, Peru and Uruguay.
(4)

2016 financial information as reported, reflecting translation from the various local currencies of the countries contributing to consolidated administrative expenses to Euros using the 2016 monthly average foreign exchange rate.

(5)	Represents the variance between the 2016 amount included in (4) and the 2015 amount included in (1).
(6)	Represents the variance in Euro amount included in (5) divided by the amount included in (1).
•

Provide us the supporting quantitative details for the calculation of consolidated administrative expenses, excluding the exchange rate impact, which is disclosed on page 115. Please ensure your response clearly indicates whether certain countries are excluded from this calculation.

Response

We acknowledge the Staff´s comment and provide the following supporting quantitative details for the calculation of consolidated administrative expenses excluding the exchange rate impact. There are no countries excluded from this calculation.

Geographic segment contributing to consolidated administrative expenses (in millions of Euros)	2015 (constant euros) (1)
Continental Europe	6,236
United Kingdom	2,671
Latin America	6,501
United States	2,768
Corporate Center	28
Consolidated administrative expenses	18,205

Consolidated administrative expenses (in millions of Euros)	2016 (current euros) (2)	2015 (constant euros) (1)	Variance excluding Fx impact (3)	Variance in % excluding Fx impact (4)
Total	18,737	18,205	532	3%

(1)

2015 financial information as adjusted, reflecting translation from the various local currencies of the countries contributing to consolidated administrative expenses to Euros using the 2016 monthly average foreign exchange rate for the purpose of disclosing variances excluding the foreign exchange rate impact.

(2)

2016 financial information as reported, reflecting translation from the various local currencies of the countries contributing to consolidated administrative expenses to Euros using the 2016 monthly average foreign exchange rate.

(3)	Represents the variance between the 2016 amount included in (1) and the 2015 amount included in (2).
(4)	Represents the variance in Euro amount included in (2) divided by the amount included in (1).

Results of Operation for Santander, page 109

2.

We note your disclosure of the metric “cost of credit” throughout your filing on both a consolidated and segment basis. Please tell us, and revise future filings to disclose, how cost of credit is calculated.

Response

We acknowledge the Staff´s comment and, to the extent we continue to utilize the cost of credit metric we propose to include the following disclosure in future filings:

Cost of credit represents the provision for credit losses charged to earnings over the past 12 months divided by the average loans and advances to customers over the past 12 months.

Form 6-K Filed August 1, 2017

3.

We note on your earnings call for the half year 2017 results held on July 28, 2017, you discussed the expected impact of IFRS 9 in response to an analyst question. Specifically, your CFO noted that you expect the impact of IFRS 9 to be approximately 15 basis points, and that the acquisition of Banco Popular may increase that estimate by 4 or 5 basis points, for a total possible impact in the region of 20 basis points. Please respond to the following:

•	Please clarify for us which line item or capital metric you expect to be impacted.
•

Please tell us whether you plan to provide updated disclosure regarding IFRS 9 in your June 30, 2017 financial statements prepared in accordance with IAS 34. If so, please tell us whether you plan to provide any quantitative information regarding the expected impact upon adoption. If not, please tell us why.

Response

We respectfully inform the Staff that the expected impact of IFRS 9 discussed in the earnings call for the half year 2017 results held on July 28, 2017 represents the impact to fully-loaded common equity tier 1 (“CET1”) capital. In addition, we plan to provide the following disclosures regarding transition to IFRS 9 in our upcoming Form 6-K expected to the filed with the SEC in the upcoming days.

To date, Grupo Santander's work has entailed evaluating the financial instruments affected by the new classification and measurement criteria and developing an impairment methodology to calculate credit provisions on the basis of expected credit loss. We continue to evaluate the effects of applying IFRS 9. During the period, the IFRS 9 implementation project underway in the Group entailed a parallel run of the old and new standards. Among other activities, ongoing impact simulation exercises are being carried out.

On the basis of the preliminary results obtained and although, at present, the implementing regulations governing the relationship between regulatory capital and accounting provisions have not been fully enacted, we estimate that the entry into force of IFRS 9 will result in a decrease of approximately 15 to 20 basis points in fully loaded CET1.

The effective date of IFRS 9 is January 1, 2018.

In relation with the first application of this new accounting standard, the Group previously disclosed in the 2016 annual financial statements the main changes introduced by this new international accounting standard as well as the progress and major milestones reached so far in connection with its implementation plan.

This note includes an update on the major milestones reached and events occurred since the information included in the 2016 annual financial statements.

As of June 30, 2017, the work conducted by the Group includes the review of the financial instruments affected by the classification and measurement requirements of IFRS 9 and the development of an impairment methodology in order to support the calculation of the provision for expected credit losses.

-      The Group has elaborated the main accounting policy standards and methodology framework that are being used as a reference for the implementation developments conducted by the different local units.

-      In terms of the status of classification and measurement:

-      Since 2016, the Group has been carrying out an analysis on their investment portfolio, with a main focus on those products that may cause a material change in the applicable accounting methodology, motivated by both, the relevant business model and the non-  compliance of the Solely Payment of Principal and Interest test (“SPPI test”).

-      Additionally, based on information available in 2017, the Group is completing the mentioned analysis and reviewing acquisitions of financial instruments during this period of time, analyzing its asset management strategies (identifying the corresponding business models) as well as extending the investment portfolio review. This analysis is currently underway, with each geographical location presenting different stages of completion.

-      At the present time, key local units of the Group have completed, at least, the development of core portfolio impairment models, whereas some of these geographical locations have developed impairment methodologies for the whole portfolio. This degree of implementation of the impairment methodologies is enabling to:

-      Analyze the causes of the impact on all portfolios and the impact on each principal geographical areas of the Group.

-      Consolidate the impact at the Group level.

-      Derived from the information mentioned above, the Group will formally begin, as included in the implementation plan, the model validation of provisions under IFRS 9. The mentioned estimation will be conducted independently from the non- regulated consolidated validation that was already being carried out for monitoring, behavior understanding and adjustment purposes.

-      Based on the preliminary results obtained in the calculation of the impairment so far, the Group has met the information requirements included in the second Quantitative Impact Study (QIS) of the European Banking Authority (EBA).

-      The governance process of the development, validation and approval of the models is now underway after the commencement of the validation work of the first models by both, Internal Corporate Validation team and the Internal Validation units of the countries that rely on.

-      Given the importance of the control environment of the processes, progress has been made on the corporate elaboration of the governance model in relation with the calculation of provisions, making a first design of the controls to be included in the new developments carried out in the implementation of the new standard.

-      Finally, as disclosed in the note 1.h, the Business Unit in Spain has included in the implementation plan the analysis and adaptation of the methodology of IFRS 9 developed by Banco Popular Español, S.A. (hereinafter, Banco Popular) order to be compliant with the Group standards.

* * * *

If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned at +34-912891905.

Very truly yours

/s/ José García Cantera
José García Cantera Chief Financial Officer

cc:      Mr. Nicholas A. Kronfeld, Davis Polk & Wardwell LLP